Silver Pearl Enterprises, Inc.

1541 E. Interstate 30

Rockwall, Texas 75087

(972) 722-3352

July 8, 2005

Ms. Pamela Long

Ms. Brigitte Lippmann

U.S. Securities & Exchange Commission

450 Fifth Street NW

Washington, DC 20549

RE:

Silver Pearl Enterprises, Inc.

Form SB-1

File No. 333-124837

Dear Ms. Long and Ms. Lippmann:

Following are responses to your comment letter dated June 9, 2005.

General

1.

Updated financials are included with this filing. An updated accountants consent for the December 31, 2004 audit is also included in this filing.

Cover Page

2.

The information on the cover page has been changed to include only that required by Item 501 of Regulation S-B (page 1)

3.

The Company’s mailing address and telephone number have been added in the Summary section  (page 2)

Prospectus Summary

4.

The business description has been expanded (Page 2 and page 11- 15)

5.

The discussion of the business has been expanded in the Prospectus summary section and the Business Section (Page 2 and page 11- 15)

6.

We have no plans to engage in a merger or acquisition in the next twelve months so have not addressed it in our Registration statement.

7.

We have revised the business description to include the losses for the periods we give sales (page 2)

Summary Financial Data

8.

The figures in the Summary Financial Data have been changed to agree with the numbers in the  December 31, 2004 audit and the latest financial statements as of June 30, 2005 (Page 3)

Risk Factors

9.

We have revised the risk factors per your comments (Page 4 -7)

10.

We have revised the risk factors per your comments (Page 4 - 7)

11.

We have revised the risk factors per your comments (Page 4 - 7)

12.

The risk factors you suggested we add have been added (page 6 - 7)

Plan of Distribution

13.

The closing date of the offering has been disclosed (page 10)

14.

The name and address of the attorney who will hold checks in his safe has been disclosed (page 10)

15.

The subscription agreement has been described as well as disclosing that investors cannot cancel, terminate or revoke their subscription (page 10)

Description of Business

16.

The business property has been described in more detail (page 12)

17.

Our competition section has been expanded (page 13)

Management’s Discussion and Plan of Operations

18.

Our expenses have been described in more detail (page 15)

19.

The disclosure of our plan for the next 12 months has been expanded (page 15)

20.

Our notes payable has been described (page 16)

Directors and Executive Officers

21.

Ms. Smith’s prior work experience has been expanded (page 16 - 17)

Remuneration of Directors and Officers

22.

The reason for the wages paid has been disclosed (page 17)

Principal Shareholders

23.

Art Xpectations has been listed as a Significant Party and any affiliations between the significant parties has been disclosed (page 18)

Independent Auditor’s Report

24.

The report has been revised (financial statements)

25.

Same as #24

26.

Same as #24

Statement of Cash Flows

27.

The auditor has revised his financial statements (financial statements)

Statement of Stockholders’ Equity

28.

The stock issued to the founder and President was issued at $0.001 per share because she formed the company and put all the business aspects in place. The value was determined arbitrarily since when the stock was issued, there was no value to the Company. It is the hard effort and work of Ms. Smith that has given the Company value.

Each of the other issuances were negotiated in cash and then a mutually agreed stock price was determined. Although the stock prices were arbitrarily determined, they were determined based upon a fair value of the services rendered and in relation to what we anticipated our offering price was to be.

Note 1. Accounting Policies - Software Capitalization

29.

The auditor has revised his financial statements (notes to the financial statements). A copy of the web site development contract is attached supplementally per your request. The percentage of sales from our website has been disclosed (page 12)

Note 5 - Commitments and Contingencies

30.

The lease has been filed as an Exhibit

Note 6 - Notes Payable

31.

The Note was extended until May 31, 2007. This has been disclosed on page 16

Exhibits

32.

The exhibits have been assigned the correct index number

Signatures

33.

A line designating Ms. Smith as Chief Executive Officer has been added

Subscription Agreement

34.

The subscription agreement has been revised to disclose the terms of escrow as disclosed in the registration statement

Legal Opinion

35.

The opinion has been revised by the attorney

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/ Denise Smith

Denise Smith

President